Exhibit 99(a)(1)(j)

iBasis Offer to Amend Certain Stock Options Glenn Meloni, Controller Richard Tennant, Chief Financial Officer Welcome to our World

GOALS OF THIS MEETING Understand The §409A Tax Issue iBasis Offer to Amend Certain Options Your Choices Review Next Steps

Why Are You Here? You may hold options that were issued with an exercise price lower than the fair market value on the date of grant. You could be subject to adverse tax consequences if these options are not corrected. iBasis would like to correct these options but can’t do it without you.

Why Are You Here? The purpose of this meeting is to explain the correction to you and invite you to participate.

What is the adverse Tax Treatment? § 409A

What does §409A do? Recently enacted changes to §409A of the Internal Revenue Code impose adverse tax consequences on certain stock option grants. These changes apply to certain stock option grants that we found had exercise prices lower than the FMV on the legal grant date of the option. What are the consequences of §409A? Potential income taxation at time of vesting (i.e., prior to exercise) 20% additional tax Interest and penalties

iBasis Offer to Amend Certain Stock Options

What is the Offer? Eligible Employees with Affected Options 1. Amend option to increase the option exercise price AND 2. Provide cash $$ payment in January 2008 equal to the difference between the new exercise price and original exercise price, multiplied by the number of shares subject to the option Only options affected by §409A are eligible for this offer.

What is the Offer Intended to do? 1. The increased exercise price is intended to eliminate adverse tax consequences under §409A. 2. The cash $$ payment is intended to compensate you for the increased exercise price. The purpose of the Offer is to minimize the impact of §409A

Eligible Employees Must be an employee as of the close of the Offer which is expected to occur on August 10, 2007 Must hold affected options. Employee subject to U.S. taxation.

Which Options are Eligible?

Are all Options Eligible? Not all options were affected and are eligible for the Offer. You may hold affected and non-affected options. Non-affected vested options may be exercised according to the plan and subject to the iBasis Insider Trading Policy.

Which Options are Eligible? Only options that were issued on these dates and that meet the eligibility requirements are eligible options for purposes of the tender offer. Please refer to your personal Addendum 00/00/0000 04/04/01 05/12/05 09/27/01 08/31/05 11/15/01 09/30/02 01/03/03 06/24/03 08/22/03 11/13/03 05/18/04 08/05/04 10/04/04 02/01/05 07/31/03 08/11/03

How Does the Offer Work? Amend options to increase the option price Tender your affected options through the program Amended options will be issued to you with a new exercise price ISOs become Non Qualified Options (whether or not you participate in the offer) All other terms will remain the same (including the number of shares, vesting schedule and expiration date) & Receive Cash Payment $$ Equal to the difference between the new exercise price and original exercise price, multiplied by the number of unexercised shares subject to the option All cash payments to be made in January of 2008

Which Options Are Affected? Must have been granted on one of the 16 grant dates during 2001 – 2005; The options must have been Granted after 12/31/04; or Vest after 12/31/04 The portion of any option grant that vested prior to 12/31/04 is not an affected option. It is not, therefore, eligible for the Offer.

What are the New Option Prices? Examples: $0.54 $8.25 $7.71 August 31, 2005 $0.72 $6.36 $5.64 August 5, 2004 $1.29 $3.93 $2.64 August 11, 2003 $0.36 $4.08 $3.72 June 24, 2003 $0.72 $2.01 $1.29 September 27, 2001 Revised Option Exercise Price Original Option Exercise Price Option Grant Date Price Differential

Example of Cash Payment Calculation $443.76 $1.29 $3.93 $2.64 344 August 11, 2003 Increase in Exercise Price Revised Option Exercise Price Original Option Exercise Price Number of Shares Subject to Option Option Grant Date $3.93 - $2.64 = $1.29 Cash Payment

How Does the Offer Work? Original Option Grant 500 ISO Options Granted on August 11, 2003 156 options vested as of December 31, 2004 344 options vest after December 31, 2004 Exercise price $2.64 Zero Options have been exercised Amended Option: New Option Price $3.93 344 options – NQO (only options vesting after 12/31/04) Vesting remains the same as original option grant Amount of Payment in January Price Differential $1.29 ($3.93 – $2.64) $443.76 344 shares* $1.29 = $443.76* * Less applicable withholding taxes.

What if I Do Nothing?

What if I Do Nothing? If you choose NOT to participate: You will NOT receive amended options You will NOT receive a cash payment Your affected options will remain subject to adverse tax consequences You will NOT be reimbursed for adverse tax consequences Your affected options are no longer entitled to ISO tax treatment

What if I Do Nothing? Tax consequences: Income taxation prior to exercise if “in the money” 20% additional tax on income amount Interest and penalties Will occur each year until exercise or expiration of the discounted options

How Do I Participate?

Personalized Information Information has been sent to you including FAQs and election forms, etc. The informational email allows you to click on links to view the tender offer documents as well as to complete a personal election form If you elect to participate in the Offer you must accept the offer with respect to all of your eligible Affected Options Your personalized Addendum contains: Information regarding your eligible options New grant price and cash $$ payment amount

Expected Tender Offer Timeline Tender Offer Begins: July 16, 2007 Tender Offer Ends: August 10, 2007 All Elections must be received by 5:00 PM Boston Time August 10, 2007 Limited one time Offer to avoid future Adverse tax consequences Late Submissions will NOT be accepted

How to Submit Your Election Send a pdf’d version via email to amendprogram@ibasis.net OR Submit your form online through the link in the email you received OR Fax to 781 505 7330 OR Hand deliver to Jennifer Garcia or Tamah Rosker at 20 Second Avenue, Burlington. Forms delivered via interoffice mail will NOT be accepted!

What if I Still Have Questions? Program Specific Questions Jennifer Garcia Glenn Meloni

Frequently Asked Questions Sample questions: Why is iBasis making this offer? Who is eligible to participate in this offer? Which options are eligible for the Option Consideration in the offer? When will I receive my cash payment and amended options? What will be the exercise price of my amended options be? If I hold multiple eligible options, can I choose which options with respect to which I want to accept this offer? Can I change my mind and withdraw from this offer?

Tax Advice Taxation of stock option transactions can be very complicated. iBasis policy prohibits any employee from providing personal income tax advice to any other employee. This presentation is general and you should consult with your personal tax advisor for advice relevant to your specific situation.

Circular 230 Disclaimer Notice The information in this presentation was not intended to constitute tax advice. If for whatever reason any tax advice was determined to be included in this presentation, it was not intended or written to be used, and it cannot be used by the taxpayer for the purpose of avoiding any penalties that may be imposed by any governmental taxing authority or agency; Any information provided was written solely to explain the matter addressed by the presentation; and The taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.